TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2004

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

                      INDEX TO UNAUDITED CONDENSED INTERIM
                        CONSOLIDATED FINANCIAL STATEMENTS
                               AS OF JUNE 30, 2004

                                               Page

ACCOUNTANTS' REVIEW REPORT                      1

BALANCE SHEETS                                  2

STATEMENTS OF OPERATIONS                        3

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY   4

STATEMENTS OF CASH FLOWS                        5

NOTES TO FINANCIAL STATEMENTS                  6-14

The Board of Directors
Tower Semiconductor Ltd.
Migdal Ha'emek

Gentlemen:
        Re:   Review of Unaudited Condensed Interim
              Consolidated Financial Statements as of June 30, 2004

At your request, we have reviewed the condensed interim consolidated financial statements ("interim financial statements") of Tower Semiconductor Ltd. ("the Company") and its subsidiary, as follows:

- Balance sheet as of June 30, 2004.

- Statements of operations for the six months and three months ended June 30, 2004.

- Statements of changes in shareholders' equity for the six months and three months ended June 30, 2004.

- Statements of cash flows for the six months and three months ended June 30, 2004.

Our review was conducted in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel. The procedures included, inter alia, reading the aforementioned interim financial statements, reading the minutes of the shareholders' meetings and meetings of the board of directors and its committees, and making inquiries with the persons responsible for financial and accounting affairs.

Since the review that was performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the aforementioned interim financial statements.

In performing our review, nothing came to our attention which indicates that material adjustments are required to the interim financial statements for them to be deemed financial statements prepared in conformity with accounting principles generally accepted in Israel.

Accounting principles generally accepted in Israel vary in certain significant respects from accounting principles generally accepted in the United States of America. The effect of the application of the latter on the financial position and results of operations as of the date and for the periods presented is summarized in Note 5.

Respectfully submitted,

Brightman Almagor & Co.
Certified Public Accountants
A Member Firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
July 21, 2004

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS
          (dollars in thousands, except share data and per share data)

                                                                                      As of June 30,             December 31,
                                                                                 ---------------------------    ------------
                                                                                   2004            2003            2003
                                                                                 ---------       -----------    ------------
                                                                                         (unaudited)
                                                                                 ---------------------------
ASSETS
    CURRENT ASSETS
       Cash and cash equivalents                                                 $  19,115       $  12,277       $  12,448
       Short-term interest-bearing deposits                                             --           5,000              --
       Cash and short-term interest-bearing deposits
          designated for investments relating to Fab 2                              42,279           2,021          44,042
       Trade accounts receivable (net of allowance for
          doubtful accounts of $0, $71 and $0, respectively)                        19,113           5,441          11,631
       Other receivables                                                            20,067          20,717          11,073
       Inventories                                                                  25,712          13,275          19,382
       Other current assets                                                          2,112           2,455           1,729
                                                                                 ---------       ---------       ---------
          Total current assets                                                     128,398          61,186         100,305
                                                                                 ---------       ---------       ---------
    LONG-TERM INVESTMENTS
       Long-term interest-bearing deposits
          designated for investments relating to Fab 2                               4,918          12,437           4,848
       Other long-term investments                                                   6,000           6,000           6,000
                                                                                 ---------       ---------       ---------
                                                                                    10,918          18,437          10,848
                                                                                 ---------       ---------       ---------
    PROPERTY AND EQUIPMENT, NET                                                    589,271         574,196         568,412
                                                                                 ---------       ---------       ---------
    OTHER ASSETS, NET                                                              102,094         107,823         108,770
                                                                                 ---------       ---------       ---------
            TOTAL ASSETS                                                         $ 830,681       $ 761,642       $ 788,335
                                                                                 =========       =========       =========
LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
       Short-term debt                                                           $      --       $   4,000       $      --
       Trade accounts payable                                                       51,082          79,810          40,249
       Other current liabilities                                                     8,853           9,322           9,564
                                                                                 ---------       ---------       ---------
            Total current liabilities                                               59,935          93,132          49,813

    LONG-TERM DEBT                                                                 461,000         308,000         431,000

    CONVERTIBLE DEBENTURES                                                          25,508          26,549          25,783

    LONG-TERM LIABILITY IN RESPECT
        OF CUSTOMERS' ADVANCES                                                      45,762          47,246          46,347

    OTHER LONG-TERM LIABILITIES                                                      8,209           6,011           5,935
                                                                                 ---------       ---------       ---------
            Total liabilities                                                      600,414         480,938         558,878
                                                                                 ---------       ---------       ---------

    SHAREHOLDERS' EQUITY
       Ordinary shares, NIS 1.00 par value - authorized 150,000,000,
          100,000,000 and 150,000,000 shares, respectively;
          issued 66,894,593, 49,241,064 and 52,996,097 shares, respectively         16,251          12,291          13,150
       Additional paid-in capital                                                  517,041         413,334         427,881
       Proceeds on account of share capital                                             --              --          16,428
       Shareholder receivables                                                         (26)            (26)            (26)
       Accumulated deficit                                                        (293,927)       (135,823)       (218,904)
                                                                                 ---------       ---------       ---------
                                                                                   239,339         289,776         238,529
       Treasury stock, at cost - 1,300,000 shares                                   (9,072)         (9,072)         (9,072)
                                                                                 ---------       ---------       ---------
            Total shareholders' equity                                             230,267         280,704         229,457
                                                                                 ---------       ---------       ---------
            TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           $ 830,681       $ 761,642       $ 788,335
                                                                                 =========       =========       =========

See notes to condensed interim consolidated financial statements.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
          (dollars in thousands, except share data and per share data)

                                                    Six months ended              Three months ended          Year ended
                                                        June 30,                      June 30,                December 31,
                                               -------------------------       -------------------------    --------------
                                                  2004           2003            2004            2003            2003
                                               ---------       ---------       ---------       ---------    --------------
                                                      (unaudited)                     (unaudited)
                                               -------------------------       -------------------------
SALES                                          $  60,899       $  25,471       $  33,652       $  12,879       $  61,368
COST OF SALES                                    104,399          37,268          54,250          19,334         122,395
                                               ---------       ---------       ---------       ---------       ---------
      GROSS LOSS                                 (43,500)        (11,797)        (20,598)         (6,455)        (61,027)
                                               ---------       ---------       ---------       ---------       ---------
OPERATING COSTS AND EXPENSES
    Research and development                       7,256           8,656           3,751           4,799          20,709
    Marketing, general and administrative         11,021          10,764           5,430           5,120          22,615
                                               ---------       ---------       ---------       ---------       ---------
                                                  18,277          19,420           9,181           9,919          43,324
                                               ---------       ---------       ---------       ---------       ---------
      OPERATING LOSS                             (61,777)        (31,217)        (29,779)        (16,374)       (104,351)

FINANCING EXPENSE, NET                           (13,340)            (29)         (6,809)           (515)         (9,826)

OTHER INCOME (EXPENSE), NET                           94              66              56              59             (84)
                                               ---------       ---------       ---------       ---------       ---------
           LOSS FOR THE PERIOD                 $ (75,023)      $ (31,180)      $ (36,532)      $ (16,830)      $(114,261)
                                               =========       =========       =========       =========       =========
BASIC LOSS PER ORDINARY SHARE
    Loss per share                             $   (1.16)      $   (0.70)      $   (0.55)      $   (0.37)      $   (2.40)
                                               =========       =========       =========       =========       =========
    Loss used to compute
       basic loss per share                    $ (75,009)      $ (31,180)      $ (36,525)      $ (16,830)      $(114,114)
                                               =========       =========       =========       =========       =========
    Weighted average number of ordinary
      shares outstanding - in thousands           64,812          44,481          66,632          45,515          47,608
                                               =========       =========       =========       =========       =========

See notes to condensed interim consolidated financial statements.

                            TOWER SEMICONDUCTOR LTD.
                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
          (dollars in thousands, except share data and per share data)

                                                                  Proceeds
                                                                    on        Shareholder
                                                                   account    receivables
                                   Ordinary shares     Additional    of          and
                                  -------------------   paid-in     share       unearned    Accumulated   Treasury
                                  hares       Amount    capital    capital    compensation    deficit      stock          Total
                                  --------  ---------  --------   ----------  ------------- -----------  -----------   ----------
     BALANCE - JANUARY 1, 2004    52,996,097  $  13,150  $427,881  $  16,428      $ (26)    $ (218,904)  $    (9,072)  $ 229,457

Changes during six-month period
  (unaudited):

Issuance of shares                 2,358,746        530    15,979    (16,428)                                                 81
Issuance of shares, net of
  related costs
   - public offering              11,444,500      2,550    72,536                                                         75,086
Exercise of share options             95,250         21       645                                                            666
Loss for the period                                                                            (75,023)                  (75,023)
                                  ----------  ---------  --------  ---------      -----     ----------   -----------   ---------
     BALANCE - JUNE 30, 2004
       (unaudited)                66,894,593  $  16,251  $517,041  $      --      $ (26)    $ (293,927)  $    (9,072)  $ 230,267
                                  ==========  =========  ========  =========      =====     ==========   ===========   =========

     BALANCE - JANUARY 1, 2003    44,735,532  $  11,294  $400,808  $      --      $ (53)    $ (104,643)  $    (9,072)  $ 298,334

Changes during six-month period
  (unaudited):

Stock-based compensation related
   to the Fab 2 constructor                                   145                                                            145
Issuance of shares, net of
  related costs                    4,505,532        997    12,381                                                         13,378
Amortization of unearned
  compensation                                                                       27                                       27
Loss for the period                                                                            (31,180)                  (31,180)
                                  ----------  ---------  --------  ---------      -----     ----------   -----------   ---------
     BALANCE - JUNE 30, 2003
       (unaudited)                49,241,064  $  12,291  $413,334  $      --      $ (26)    $ (135,823)  $    (9,072)  $ 280,704
                                  ==========  =========  ========  =========      =====     ==========   ===========   =========

     BALANCE - APRIL 1, 2004      66,882,383  $  16,248  $516,962  $      --      $ (26)    $ (257,395)  $    (9,072)  $ 266,717

Changes during three-month
  period (unaudited):

Issuance of shares                    11,960          3        78                                                             81
Exercise of share options                250                    1                                                              1
Loss for the period                                                                            (36,532)                  (36,532)
                                  ----------  ---------  --------  ---------      -----     ----------   -----------   ---------
     BALANCE - JUNE 30, 2004
       (unaudited)                66,894,593  $  16,251  $517,041  $      --      $ (26)    $ (293,927)  $    (9,072)  $ 230,267
                                  ==========  =========  ========  =========      =====     ==========   ===========   =========

     BALANCE - APRIL 1, 2003      44,735,532  $  11,294  $400,887  $      --      $ (34)    $ (118,993)  $    (9,072)  $ 284,082

Changes during three-month
  period (unaudited):

Issuance of shares, net of
  related costs                    4,505,532        997    12,447                                                         13,444
Amortization of unearned
  compensation                                                                        8                                        8
Loss for the period                                                                            (16,830)                  (16,830)
                                  ----------  ---------  --------  ---------      -----     ----------   -----------   ---------
     BALANCE - JUNE 30, 2003
       (unaudited)                49,241,064  $  12,291  $413,334  $      --      $ (26)    $ (135,823)  $    (9,072)  $ 280,704
                                  ==========  =========  ========  =========      =====     ==========   ===========   =========

     BALANCE - JANUARY 1, 2003    44,735,532  $  11,294  $400,808  $      --      $ (53)    $ (104,643)  $    (9,072)  $ 298,334

Changes during 2003:

Stock-based compensation related
   to the Fab 2 constructor                                   145                                                            145
Stock-based compensation related
   to the Facility Agreement with
   the Banks                                                4,205                                                          4,205
Issuance of shares, net of
   related costs                   8,260,565      1,856    22,723                                                         24,579
Proceeds on account of share
   capital                                                            16,428                                              16,428
Amortization of unearned
   compensation                                                                      27                                       27
Loss for the year                                                                             (114,261)                 (114,261)
                                  ----------  ---------  --------  ---------      -----     ----------   -----------   ---------
     BALANCE - DECEMBER 31, 2003  52,996,097  $  13,150  $427,881  $  16,428      $ (26)    $ (218,904)  $    (9,072)  $ 229,457
                                  ==========  =========  ========  =========      =====     ==========   ===========   =========

See notes to condensed interim consolidated financial statements.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
          (dollars in thousands, except share data and per share data)

                                                                      Six months ended          Three months ended       Year ended
                                                                          June 30,                  June 30,            December 31,
                                                                  -----------------------     -----------------------   ------------
                                                                    2004          2003          2004          2003         2003
                                                                  ---------     ---------     ---------     ---------   ------------
                                                                        (unaudited)                 (unaudited)
                                                                  -----------------------     -----------------------
CASH FLOWS - OPERATING ACTIVITIES
   Loss for the period                                            $ (75,023)    $ (31,180)    $ (36,532)    $ (16,830)   $(114,261)
   Adjustments to reconcile loss for the period
     to net cash used in operating activities:
       Income and expense items not involving cash flows:
         Depreciation and amortization                               55,406         8,878        28,477         4,207       54,611
         Effect of indexation and translation on
           convertible debentures                                      (366)           --           534            --         (878)
         Other expense (income), net                                    (94)          (66)          (56)          (59)          84
       Changes in assets and liabilities:
         Decrease (increase) in trade accounts receivable            (7,482)        2,015        (3,558)        1,259       (4,175)
         Decrease (increase) in other receivables
           and other current assets                                  (3,168)         (649)       (1,420)        1,898        1,264
         Increase in inventories                                     (6,330)         (114)       (4,128)          (70)      (6,221)
         Increase in trade accounts payable                           3,479         3,864           170           455          801
         Increase (decrease) in other current liabilities              (726)        1,225           640         1,733        1,467
         Increase in other long-term liabilities                      2,274           605            42           262          529
                                                                  ---------     ---------     ---------     ---------    ---------
                                                                    (32,030)      (15,422)      (15,831)       (7,145)     (66,779)
         Increase (decrease) in long-term liability
           in respect of customers' advances                           (504)           --            13            --         (899)
                                                                  ---------     ---------     ---------     ---------    ---------
           Net cash used in operating activities                    (32,534)      (15,422)      (15,818)       (7,145)     (67,678)
                                                                  ---------     ---------     ---------     ---------    ---------

CASH FLOWS - INVESTING ACTIVITIES

   Decrease in cash, short-term and long-term interest-bearing
     deposits designated for investments relating to Fab 2            1,693        48,773        35,802        19,522       14,341
   Investments in property and equipment                            (80,287)     (103,664)      (55,033)      (55,631)    (179,310)
   Investment grants received                                        12,502        17,356         9,991        10,636       33,811
   Proceeds from sale of equipment                                      104            64            66            57          222
   Investments in other assets                                         (702)      (16,497)           --       (10,737)     (22,098)
   Decrease in deposits, net                                             --         5,500         3,000         4,000       10,500
                                                                  ---------     ---------     ---------     ---------    ---------
           Net cash used in investing activities                    (66,690)      (48,468)       (6,174)      (32,153)    (142,534)
                                                                  ---------     ---------     ---------     ---------    ---------

CASH FLOWS - FINANCING ACTIVITIES

   Proceeds from (costs related to) issuance of shares, net          75,225        13,310          (240)       13,425       24,375
   Proceeds from exercise of share options                              666            --             1            --           --
   Proceeds on account of share capital                                  --            --            --            --       16,428
   Repayment of long-term debt                                           --        (2,000)           --        (1,000)     (13,000)
   Proceeds from long-term debt, net
     in connection with re-borrowing                                     --            --            --            --      187,000
   Proceeds from long-term debt                                      30,000        57,000        30,000        27,000           --
                                                                  ---------     ---------     ---------     ---------    ---------
           Net cash provided by financing activities                105,891        68,310        29,761        39,425      214,803
                                                                  ---------     ---------     ---------     ---------    ---------
       INCREASE IN CASH AND CASH EQUIVALENTS                          6,667         4,420         7,769           127        4,591
CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD                      12,448         7,857        11,346        12,150        7,857
                                                                  ---------     ---------     ---------     ---------    ---------

       CASH AND CASH EQUIVALENTS - END OF PERIOD                  $  19,115     $  12,277     $  19,115     $  12,277    $  12,448
                                                                  =========     =========     =========     =========    =========
NON-CASH ACTIVITIES

   Investments in property and equipment                          $  28,182     $  39,774     $  26,183     $  30,468    $  17,160
                                                                  =========     =========     =========     =========    =========
   Stock-based compensation related to
     the Facility Agreement with the Banks                        $      --     $      --     $      --     $      --    $   4,205
                                                                  =========     =========     =========     =========    =========
   Investments in other assets                                    $      19     $   7,374     $      --     $   2,528    $   3,153
                                                                  =========     =========     =========     =========    =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

   Cash paid during the period for interest                       $  11,977     $   7,879     $   5,446     $   3,462    $  15,674
                                                                  =========     =========     =========     =========    =========
   Cash paid during the period for income taxes                   $      97     $     102     $      61     $      49    $     239
                                                                  =========     =========     =========     =========    =========

See notes to condensed interim consolidated financial statements.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2004
          (dollars in thousands, except share data and per share data)

NOTE  1 - BASIS OF PRESENTATION

      A. The unaudited condensed interim consolidated financial statements as of June 30, 2004 and for the six months and three months then ended ("interim financial statements") of Tower Semiconductor Ltd. ("the Company") and subsidiary should be read in conjunction with the audited consolidated financial statements of the Company and subsidiary as of December 31, 2003 and for the year then ended, including the notes thereto. In the opinion of management, the interim financial statements include all adjustments necessary for a fair presentation of the financial position and results of operations as of the date and for the interim periods presented. The results of operations for the interim periods are not necessarily indicative of the results to be expected on a full-year basis.

      B. The interim financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in Israel, which, as applicable to these interim financial statements, differ in certain respects from GAAP in the United States of America ("U.S. GAAP"), as indicated in Note 5.

            The accounting principles applied in the preparation of these interim financial statements are consistent with those principles applied in the preparation of the most recent annual audited financial statements.

      C.    Establishment and Operations of New Fabrication Facility

            In January 2001, the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"), at an expected cost of approximately $1,500,000. Fab 2 is designated to manufacture semiconductor integrated circuits on silicon wafers in geometries of 0.18 micron and below on 200-millimeter wafers. The Company has entered into several related agreements and other arrangements and has completed public and private financing deals, which, as of the approval date of the interim financial statements, have provided an aggregate of $1,226,100 of financing for Fab 2.

            During the third quarter of 2003, in which Fab 2 was substantially completed, the Company began commercial production and shipment of wafers to its customers utilizing the 0.18 micron process technology. With the commencement of Fab 2 operations, the Company began to depreciate and amortize Fab 2 assets, as well as to expense most of the ongoing direct costs related to the construction and equipping of Fab 2 and transfer of the Fab 2 technology that had been previously capitalized.

            The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning the Fab 2 project and related agreements, which were amended several times, risks and uncertainties, see Note 13A to the 2003 audited consolidated financial statements.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2004
          (dollars in thousands, except share data and per share data)

NOTE  2 - MAJOR CUSTOMERS

      Sales to major customers as a percentage of total sales were as follows:

                         Six months ended
                            June 30,
                            --------
                         2004     2003
                         ----     ----
                           (unaudited)

Customer A                19 %     -- %
Customer B                16       --
Customer C                14       25
Customer D                 7       22
Customer E                 3       19
Other customers (*)       16       12

(*) Represents sales to three different customers each of whom accounted for between 1% and 9% of sales during the six months ended June 30, 2004, and to three customers (2%-6%) during the six months ended June 30, 2003.

NOTE  3 - RECENT DEVELOPMENTS RELATING TO FAB 2

      A.    Ordinary Shares Issued to the Primary Wafer Partners and Equity
            Investors

            In January 2004, the primary Wafer Partners and Equity Investors were issued an aggregate of 2,346,786 Ordinary Shares of the Company in consideration for their final $16,428 committed investment made in December 2003. The shares were issued at a per share price of $7.00, a price equal to the offering price at the public offering described in Note 4A.

      B.    Approved Enterprise Status

            Under the terms of the Fab 2 approved enterprise program, investments in respect of Fab 2 are to be completed by December 31, 2005, five years from the date the approval certificate was obtained. Due to the later than planned commencement of construction of Fab 2 and prevailing market conditions, the Company does not currently expect to complete Fab 2 investments by the end of 2005. Following the Company's notification to the Investment Center of its revised investment schedule contemplated in an updated plan for the construction and equipping of Fab 2, including, among others, its reduced rate of annual investments and lower than projected expectations for Fab 2 sales, the Company received from the Investment Center, in July 2004, an approval to said revised investment schedule.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2004
          (dollars in thousands, except share data and per share data)

NOTE  3 - RECENT DEVELOPMENTS RELATING TO FAB 2 (cont.)

      B.    Approved Enterprise Status (cont.)

            While Israeli law currently limits the ability of the Investment Center to extend the investment period beyond five years, the Company's management estimates, based on discussions held with the Investment Center, prior and subsequent to the balance sheet date, that it is probable that satisfactory arrangements will be made to enable the extension of the investment period.

            Under the terms of the approved enterprise program, the Company is eligible to receive grants of 20% of up to $1,250,000 invested in Fab 2 plant and equipment, or an aggregate of up to $250,000, of which as of the balance sheet date, an aggregate of $130,513 has been already received from the Investment Center.

      C.    Hedging Activities

            During the reported period, the Company entered into hedging transactions as follows:

            (1) Foreign exchange agreements (cylinder options, options and forward contracts) to hedge exposure related to purchase of machinery and equipment and salary and wage costs, the aggregate outstanding amounts of which as of June 30, 2004 was $4,071 and $3,000, respectively.

            (2) Agreements to hedge interest rate exposure on long-term bank loans under the Facility Agreement, in the aggregate amount as of June 30, 2004 of $80,000. As of the balance sheet date, out of the total $461,000 long-term bank loans under that agreement, $292,000 is under hedging transactions.

NOTE  4 - OTHER RECENT DEVELOPMENTS

      A.    Public Offering Completed in the First Quarter of 2004

            During the first quarter of 2004, the Company completed a public offering of its Ordinary Shares at a price of $7.00 per share. Following the offering, and including the partial exercise of over-allotment option the Company granted the underwriters, the Company issued 11,444,500 of its Ordinary Shares, in consideration for gross proceeds of $80,112 (net of related costs - $75,086).

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2004
          (dollars in thousands, except share data and per share data)

NOTE  4 - OTHER RECENT DEVELOPMENTS (cont.)

      B.    Siliconix

            In May 2004, the Company and chip maker Siliconix incorporated, an 80% owned subsidiary of Vishay Intertechnology Inc., entered into a definitive long-term foundry agreement for semiconductor manufacturing. Pursuant to the agreement, Siliconix will place with the Company orders valued at approximately $200,000 for the purchase of wafers to be manufactured in the Company's Fab 1 over a seven to ten year period. Approximately $53,000 of that amount will be delivered over an initial three year period starting after the completion of the transfer of Siliconix's technology to Fab 1. The agreement provides that Siliconix will advance the Company $20,000 to be used primarily for the purchase of additional equipment required to satisfy Siliconix's orders, which will be credited towards the purchase price of the wafers. Management estimates that the receipt of the $20,000 shall occur during the third quarter of 2004.

      C.    Class Action

            In July 2003, certain shareholders of the Company filed a shareholders' class action complaint in the United States against the Company and certain of its directors, Wafer Partners and Equity Investors (the "Defendants"). The plaintiffs have asserted claims arising under the Securities Exchange Act of 1934, alleging misstatements and omissions made by the Defendants in materials sent to the Company's shareholders in April 2002 with respect to the approval of an amendment to the Company's investment agreements with its Fab 2 investors. The plaintiffs seek damages in unspecified amounts, which could be substantial, and unspecified rescissory relief. The Company believes that the complaint is without merit and is vigorously contesting it. In January 2004, the Defendants filed with the court a motion to dismiss the action, and in April 2004 the plaintiffs filed an opposition to the motion to dismiss. In May 2004, the Defendants filed a reply brief and in July 2004, the plaintiffs filed a sur-reply memorandum in further opposition to the Defendants' motion to dismiss. As of the date of the interim financial statements, the Court has not rendered a decision with regard to the motion to dismiss.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2004
          (dollars in thousands, except share data and per share data)

NOTE  5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP

      With regard to the Company's interim financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following. See G below for the presentation of the Company's unaudited balance sheet as of June 30, 2004 in accordance with U.S. GAAP.

      A. Presentation of Cash and Short-Term and Long-Term Interest-Bearing Deposits Designated for Investments Relating to Fab 2

            In accordance with U.S. GAAP, cash, short-term and long-term interest-bearing deposits designated for investments relating to Fab 2 should be excluded from current assets and long-term investments and presented separately as a non-current asset. Accordingly, as of June 30, 2004, $42,279 and $4,918 were reclassified, respectively, from current assets and long-term investments to a long-term asset (as of December 31, 2003 - $44,042 and $4,848, respectively).

      B.    Presentation of Net Long-Term Liabilities in Respect of Employees

            Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset, while according to Israeli GAAP such an offset is required. Accordingly, as of June 30, 2004 an amount of $15,492 was reclassified from other long-term liabilities to long-term investments (as of December 31, 2003 - $14,607).

      C.    Hedging Activities in accordance with U.S. GAAP (SFAS 133)

            Complying with SFAS 133 and SFAS 138 and the related interpretations thereon with respect to the Company's hedging transactions as of June 30, 2004 would have resulted in: an increase in other long-term liabilities in the amount of $4,003; a decrease in other comprehensive loss for the six months ended June 30, 2004 in the net amount of $6,581; an accumulated other comprehensive loss component of equity balance as of June 30, 2004 in the amount of $9,316; and in a decrease of $5,283 in property and equipment, net as of June 30, 2004.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2004
          (dollars in thousands, except share data and per share data)

NOTE  5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

      D.    Implementation of SFAS 123 and SFAS 148

            Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates for awards made through June 30, 2004 in accordance with SFAS 123, as amended by SFAS 148, the Company's pro forma loss and loss per share would have been as follows:

                                                             Six months ended               Three months ended
                                                         ------------------------        ------------------------
                                                                June 30,                        June 30,
                                                         ------------------------        ------------------------
                                                          2004            2003            2004            2003
                                                         --------        --------        --------        --------
                                                              (unaudited)                      (unaudited)
Pro forma loss
Loss for the period, as reported
           according to U.S. GAAP
           (see H below)                                 $(75,023)       $(31,180)       $(36,532)       $(16,830)
Less - stock-based compensation
           determined under APB 25                             --              27              --
                                                                                                                8
Add - stock-based compensation
           determined under SFAS 123                       (2,322)         (5,690)           (991)         (4,079)
                                                         --------        --------        --------        --------
Pro forma loss                                           $(77,345)       $(36,843)       $(37,523)       $(20,901)
                                                         ========        ========        ========        ========

Basic loss per share As reported according to U.S.
           GAAP (see I below)                            $  (1.18)       $  (0.70)       $  (0.56)       $  (0.37)
                                                         ========        ========        ========        ========

Pro forma                                                $  (1.22)       $  (0.83)       $  (0.57)       $  (0.46)
                                                         ========        ========        ========        ========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2004
          (dollars in thousands, except share data and per share data)

NOTE  5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

      E.    Sale of Securities

            Under Accounting Principles Board Opinion No. 14 ("APB 14"), the proceeds from the sale of the securities in January 2002 are to be allocated to each of the securities issued based on their relative fair value, while according to Israeli GAAP such treatment is not required. Complying with APB 14, based on the average market value of each of the securities issued in the first three days following their issuance (in January 2002), would have resulted in an increase in shareholders' equity as of June 30, 2004 and December 31, 2003 in the amount of $2,363 (net of $196 related issuance expenses), and a decrease in convertible debentures as of such dates in the amount of $2,559. The effect of amortization of the discount on the convertible debentures under U.S.GAAP for the six-month and three-month periods ended June 30, 2004 would have been immaterial.

      F. Presentation of Proceeds on Account of Shares in Accordance with U.S. GAAP (SFAS 150)

            According to SFAS No. 150, "Accounting For Certain Financial Instruments with Characteristics of Both Liabilities and Equity", a financial instrument that embodies an unconditional obligation (as defined in that guidance), that the issuer must or may settle by issuing a variable number of its equity shares, shall be classified as a liability if, at inception, the monetary value of the obligation is based solely or predominantly on, among others, a fixed monetary amount known at inception. Accordingly, the $16,428 described in Note 3A, and which according to Israeli GAAP was presented as of December 31, 2003 as "Proceeds on account of share capital", were reclassified as of December 31, 2003 under SFAS 150 as "Liability in respect of variable number of shares to be issued". Such presentation for the U.S. GAAP purposes was required since as of December 31, 2003, the amount of shares the Company was to issue in consideration of the aggregate of $16,428 was not determined as of such date, and was actually based on mechanisms that embody a variable number of shares. Following the issuance of shares, as described in Note 3A, the $16,428 amount is presented for U.S. GAAP purposes as well as paid in equity.

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2004
          (dollars in thousands, except share data and per share data)

NOTE  5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

      G.    Balance Sheets in Accordance with U.S. GAAP

                                                                     As of June 30, 2004               As of December 31, 2003
                                                               ------------------------------     --------------------------------
                                                      U.S.      As per                 As per     As per                    As per
                                                      GAAP     Israeli       Adjust-    U.S.      Israeli     Adjust-        U.S.
                                                     remark     GAAP          ments     GAAP       GAAP        ments         GAAP
                                                     ------    -------       -------   ------     -------     -------       ------
ASSETS
    CURRENT ASSETS
      Cash and cash equivalents                              $  19,115   $           $  19,115   $  12,448   $            $  12,448
      Cash and short-term interest-bearing deposits
        designated for investments relating to Fab 2    A       42,279     (42,279)         --      44,042     (44,042)          --
      Trade accounts receivable                                 19,113                  19,113      11,631                   11,631
      Other receivables                                         20,067                  20,067      11,073                   11,073
      Inventories                                               25,712                  25,712      19,382                   19,382
      Other current assets                                       2,112                   2,112       1,729                    1,729
                                                             ---------   ---------   ---------   ---------   ---------    ---------
          Total current assets                                 128,398     (42,279)     86,119     100,305     (44,042)      56,263
                                                             ---------   ---------   ---------   ---------   ---------    ---------

    LONG-TERM INVESTMENTS
      Long-term interest-bearing deposits
        designated for investments relating to Fab 2    A        4,918      (4,918)         --       4,848      (4,848)          --
      Other long-term investments                       B        6,000      15,492      21,492       6,000      14,607       20,607
                                                             ---------   ---------   ---------   ---------   ---------    ---------
                                                                10,918      10,574      21,492      10,848       9,759       20,607
                                                             ---------   ---------   ---------   ---------   ---------    ---------
    PROPERTY AND EQUIPMENT, NET                         C      589,271      (5,283)    583,988     568,412      (5,947)     562,465
                                                             ---------   ---------   ---------   ---------   ---------    ---------

    CASH AND SHORT-TERM AND LONG-TERM
      INTEREST-BEARING DEPOSITS DESIGNATED
      FOR INVESTMENTS RELATING TO FAB 2                 A           --      47,197      47,197          --      48,890       48,890
                                                             ---------   ---------   ---------   ---------   ---------    ---------

    OTHER ASSETS, NET                                   E      102,094        (196)    101,898     108,770        (196)     108,574
                                                             ---------   ---------   ---------   ---------   ---------    ---------

          TOTAL ASSETS                                       $ 830,681   $  10,013   $ 840,694   $ 788,335   $   8,464    $ 796,799
                                                             =========   =========   =========   =========   =========    =========

LIABILITIES AND SHAREHOLDERS' EQUITY

    CURRENT LIABILITIES
      Trade accounts payable                                 $  51,082   $           $  51,082   $  40,249                $  40,249
      Other current liabilities                                  8,853                   8,853       9,564                    9,564
                                                             ---------   ---------   ---------   ---------   ---------    ---------
          Total current liabilities                             59,935          --      59,935      49,813          --       49,813

    LONG-TERM DEBT                                             461,000                 461,000     431,000                  431,000

    CONVERTIBLE DEBENTURES                              E       25,508      (2,559)     22,949      25,783      (2,559)      23,224

    LIABILITY IN RESPECT OF A VARIABLE
      NUMBER OF SHARES TO BE ISSUED                     F           --                      --          --      16,428       16,428

    LONG-TERM LIABILITY IN RESPECT
       OF CUSTOMERS' ADVANCES                                   45,762                  45,762      46,347                   46,347

    OTHER LONG-TERM LIABILITIES                         B,C      8,209      19,495      27,704       5,935      24,527       30,462
                                                             ---------   ---------   ---------   ---------   ---------    ---------

          Total liabilities                                    600,414      16,936     617,350     558,878      38,396      597,274
                                                             ---------   ---------   ---------   ---------   ---------    ---------

    SHAREHOLDERS' EQUITY
      Ordinary shares, NIS 1.00 par value -
        authorized 150,000,000 shares;
        issued 66,894,593 and 52,996,097 shares,                16,251                  16,251      13,150                   13,150
        respectively
      Additional paid-in capital                        E      517,041       2,363     519,404     427,881       2,363      430,244
      Proceeds on account of share capital              F           --                      --      16,428     (16,428)          --
      Shareholder receivables                                      (26)                    (26)        (26)                     (26)
      Accumulated other comprehensive loss              C           --      (9,316)     (9,316)         --     (15,897)     (15,897)
      Accumulated deficit                                     (293,927)         30    (293,897)   (218,904)         30     (218,874)
                                                             ---------   ---------   ---------   ---------   ---------    ---------
                                                               239,339      (6,923)    232,416     238,529     (29,932)     208,597
      Treasury stock, at cost - 1,300,000 shares                (9,072)                 (9,072)     (9,072)                  (9,072)
                                                             ---------   ---------   ---------   ---------   ---------    ---------
          Total shareholders' equity                           230,267      (6,923)    223,344     229,457     (29,932)     199,525
                                                             ---------   ---------   ---------   ---------   ---------    ---------

          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         $ 830,681   $  10,013   $ 840,694   $ 788,335   $   8,464    $ 796,799
                                                             =========   =========   =========   =========   =========    =========

                     TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
                NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED
                    FINANCIAL STATEMENTS AS OF JUNE 30, 2004
          (dollars in thousands, except share data and per share data)

NOTE  5 - MATERIAL DIFFERENCES BETWEEN ISRAELI AND U.S. GAAP (cont.)

      H.    Statements of Operations in Accordance with U.S. GAAP

            Complying with SFAS 133 and SFAS 138 (C above) and APB 14 (E above) would not have materially affected the results of operations for the six-month and three-month periods ended June 30, 2004 and 2003.

      I.    Loss Per Share in Accordance with U.S. GAAP (SFAS 128)

            In accordance with U.S. GAAP (SFAS 128, including the implementation of SFAS 133 and SFAS 138, and APB 14 as described in H above), the basic and diluted loss per share for the six-month and three-month periods ended June 30, 2004 would be $1.18 and $0.56, respectively (during the corresponding periods - $0.70 and $0.37, respectively).